
Mail Stop 3561

April 12, 2016

Glenn C. Lockwood
Executive Vice President and Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

Re: **New Jersey Resources Corporation**
        Form 10-K for Fiscal Year Ended September 30, 2015
        Filed November 24, 2015
        Response Dated April 1, 2016
        File No. 1-8359

Dear Mr. Lockwood:

We have reviewed your April 1, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2016 letter.

Note 2. Summary of Significant Accounting Policies, page 73

Available for Sale Securities, page 78

1.   We reviewed your response to our previous comment. We understand you believe the scope exception in ASC 970-10-15-3 for real property used primarily in an entity's non-real estate operations is not applicable because you only hold equity investments in Iroquois and DMP and the underlying investees' pipeline or other midstream assets are not used in your (energy related or non-real estate) operations. However, we note the standard presumes you are engaged in "productive activities relating to real property." If the investments in Iroquois and DMP represent mere equity investments from the standpoint of New Jersey Resources Corporation, as opposed to productive activities

relating to real property, then it is unclear how ASC 970 or the notions of integral equipment and in-substance real estate in ASC 360-20-15-2 would apply. Please advise.

Notwithstanding the preceding, we note you believe the specific guidance in ASC 970 applicable to accounting for the exchange transaction is ASC 970-323-30-3. But it appears this guidance applies when an investor "contributes real estate to the capital of a *real estate venture*… (emphasis added)." Please clarify whether Dominion Midstream MLP (DMP) is a real estate venture or a midstream energy company. If the latter, please tell us how you concluded that ASC 970-323-30-3 is applicable.

In connection with responding to the points above, please also provide any additional information you may have in support of your accounting. Please also tell us any other authoritative guidance that was considered as being potentially applicable to accounting for the transaction and how you concluded the guidance was not applicable.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products